UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated June 27, 2017

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Monday, August 2, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel, for the following purposes:

(1)	approval of an equity compensation grant to our Executive Chairman of the Board, Mr. Johanan Locker, for 2017.

Shareholders of record at the close of business on July 3, 2017 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly and no later the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the “Cut-Off Date”).

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 72 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: June 27, 2017

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on, August 2, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Approval of an equity compensation grant to our Executive Chairman of the Board, Mr. Johanan Locker for 2017.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than July 4, 2017.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the "Cut-Off Date").

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 72 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On the matter considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on July 3, 2017 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about June 28, 2017 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 26, 2017, 1,276,389,907 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of June 26, 2017 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	46.00%
Potash Corporation of Saskatchewan Inc.(3)	176,088,630	13.80%

____________________

(1)	The percentages shown are based on 1,276,389,907 Ordinary Shares issued and outstanding as of June 26, 2017 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., a discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium Investments Elad Ltd. (“Millennium”), which holds approx. 46.9% of the issued and outstanding shares of Israel Corp. Millennium and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium). The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the economic interest in Millennium, and (ii) approx. 1.58% of the issued and outstanding shares of Israel Corp. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Holdings indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares). Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 28,203,608 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 2.25 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	Potash Corporation of Saskatchewan Inc., is a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

Compensation Grant to our Executive Chairman of the Board

For information regarding compensation paid to our five highest compensated officers in 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2016 Annual Report on Form 20-F (the “2016 20-F”) and filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2017.

PROPOSAL

Item 1 – Equity compensation grant to our Executive Chairman of the Board, Mr. Johanan Locker, for 2017

It is proposed to approve an issuance to our Executive Chairman of the Board, Mr. Johanan Locker, for no consideration, of a one-time annual grant for 2017 of non-marketable options exercisable into Ordinary Shares (the “Options”) and restricted Ordinary Shares (the “Restricted Shares”) in a total value of NIS 1,800,000 (approx. $509,915) (of which one-half (NIS 900,000 or $254,957) is attributable to the Options (calculated on the basis of a Black & Scholes model) and one-half (NIS 900,000 or $254,957) to the Restricted Shares). According to our Compensation Policy, the Equity-Based Awards granted to our Executive Chairman, will not exceed in value (based on accepted valuation methods), on the date of grant, per one (1) vesting annum $1,000,000.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Locker, as of the date of this Proxy Statement, constitute approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights (approximately 0.0001% of the issued and outstanding share capital of the Company and approximately 0.0001% of the voting rights, on a fully diluted basis).1 The Restricted Shares to be issued to Mr. Locker constitute less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights (less than 0.0001% of the issued and outstanding share capital of the Company and less than 0.0001% of the voting rights, on a fully diluted basis).

Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Board's approval of the grant, or NIS 15.80 (currently equivalent to approximately $4.47) per share, Mr. Locker will be entitled to 174,081 Options and 56,962 Restricted Shares. The actual amount of Options and Restricted Shares, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of this Extraordinary General Meeting.

On June 19, 2017, our Human Resources & Compensation Committee and, on June 20, 2017, our Board of Directors approved the equity compensation grant described in this Item 1, which terms are in compliance with the terms and conditions set forth in the Company’s Compensation Policy, subject to shareholder approval of this Item 1. The grant to Mr. Locker is part of the 2017 equity grant to ICL's executives, managers and senior employees. Subject to shareholder approval and certain regulatory approvals and/or filings, the grant will be made as soon as practicable after this Extraordinary General Meeting.

The Options and the Restricted Shares are governed by our 2014 Equity Plan, as amended on June 2016 (and as partially described herein) (the “Equity Plan"), subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from date of grant, one-third at the end of 24 months from the date of grant, and one-third at the end of 36 months from the date of grant. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. According to the terms of the Equity Plan, Mr. Locker may exercise the Options, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of 7 years after the allocation date.

____________________

1   The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Locker only at the value of the benefit.

The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

According to the Equity Plan, vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 365 days following a change of control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder’s age plus his years’ of service to the Company equals 75 or more (not in the event of termination for Cause) (the Options and Restricted Shares shall be exercisable into shares during the 12 months beginning from the date of the end of the employment relations). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options over a period of ninety (90) days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment. In addition, according to the Equity Plan, in case of termination of employment relations due to disability or death – Mr. Locker (or inheritors or transferee thereof) shall be entitled to exercise the matured Options which have not been exercised into Shares during a period of twelve (12) months following the termination of employment relations.

The Options and Restricted Shares will not be transferable and will be held by the trustee at least for a period of 2 years as aforementioned. Any dividends or other distribution paid in respect of unvested Restricted Shares (as long as they are held by the trustee) will be held in trust by the trustee. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The exercise price of the Options is NIS 15.31 (which, for convenience purposes only, is equal to approximately $4.38 based on the exchange rate between the NIS and the U.S. dollar, as published by the Bank of Israel on June 19, 2017), which is equal to the 30-day average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the approval of our Board of Directors, subject to adjustment in accordance with the Israeli Consumer Price Index. In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, all in accordance with Section 304 of the Israeli Companies Law.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” exercise formula. Furthermore, the terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Ordinary Shares underlying the Options and Restricted Shares to be granted to Mr. Locker were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the Equity compensation grant to our Executive Chairman, Mr. Johanan Locker, for 2017.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the equity compensation grant to our Executive Chairman, Mr. Locker, for 2017, all as described in Item 1 of the Proxy Statement, be, and the same hereby are, approved.”

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2017 Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. Under the Israeli Companies Law, such shareholders are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than July 4, 2017.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, attn.: Corporate Secretary, no later than July 23, 2017. Any position statement received will be filed by the Company on a Current Report on Form 6-K with the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and filing a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: June 27, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: June 27, 2017